UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

_____________

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities and Exchange Act of 1934

For August 7, 2023

Commission file number: 1-13.396

Transportadora de Gas del Sur S.A.

Cecilia Grierson 355, 26th Floor

1107 Capital Federal

Argentina

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X  Form 40-F

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to the Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Contacts in Buenos Aires, Argentina:
Investor Relations Leandro Perez Castaño, Finance and IR Manager. * leandro_perez@tgs.com.ar Carlos Almagro, Investor Relations Officer * carlos_almagro@tgs.com.ar	Media Relations Mario Yaniskowski * mario_yaniskowski@tgs.com.ar tgs announces results for the

second quarter ended on June 30, 2023 (“2Q2023”)(1)

Transportadora de Gas del Sur ("tgs", "the Company", “us”, “our”, or “we”) is the leader in Argentina in the transportation of natural gas, transporting approximately 60% of the gas consumed in the country, through more than 5,700 miles of gas pipelines, with a firm-contracted capacity of 83.4 MMm3/d. We are one of the main natural gas processors. In addition, our infrastructure investments in the Vaca Muerta formation place us as one of the main Midstreamers in Argentina.

Our shares are traded on NYSE (New York Stock Exchange) and BYMA (Bolsas y Mercados Argentinos S.A.).

Our controlling company is Compañía de Inversiones de Energía S.A. ("CIESA"), which owns 51% of the total share capital. CIESA’s shareholders are: (i) Pampa Energía S.A. with 50%, (ii) led by the Sielecki family, Grupo Investor Petroquímica S.L. (GIP), and PCT L.L.C. hold the remaining 50%.

For further information, see our website https://www.tgs.com.ar/inversores/servicio-para-inversores?lang=EN

Stock Information

BYMA Symbol: TGSU2

NYSE Symbol: TGS (1 ADS = 5 ordinary shares)

Shareholding structure as of June 30, 2023

tgs holds 794,495,283 issued shares and 752,761,058 outstanding shares.

Buenos Aires, Argentina, August 7, 2023

During the 2Q2023, total comprehensive income amounted to Ps. 12,101 million, or Ps. 80.38 per share (Ps. 37.61 per ADS), compared to a total comprehensive income of Ps. 11,439 million, or Ps. 15.20 per share (Ps. 75,98 per ADS) in the second quarter ended on June 30, 2022 (“2Q2022”).

Operating profit for 2Q2023 amounted to Ps. 15,119 million, which was Ps. 4,968 million below 2Q2022. This variation was mainly due to lower revenues from the Natural Gas Transportation and Production and Commercialization of the Natural Gas Liquids (Liquids) segments amounting to Ps. 4,207 million and Ps. 1,212 million, respectively.

Operating costs increased Ps. 1,291 million.

These effects were partially offset by higher revenues from Other Services of Ps. 1,668 million.

Financial results recorded a positive variation of Ps. 6,873 million.

(1)The financial information presented in this press release is based on interim consolidated financial statements presented in constant Argentine pesos as of June 30, 2023 (Ps.) which is based on the application of the International Financial Reporting Standards (IFRS).

Transportadora de Gas del Sur S.A. 2

Edificio Madero Office – 355 Cecilia Grierson St. 26th floor

(C1107CPG), Autonomous City of Buenos Aires, Argentina.

https://www.tgs.com.ar/investors/Press-releases

2Q2023 EARNINGS RELEASE

Highlights during 2Q2023 and beyond

➢On June 5, 2023, ENARSA awarded us through a private tender, the operation and maintenance service of the President Néstor Kirchner Gas Pipeline ("GPNK") Tratayén - Salliqueló section. The terms of the contract are five years with an option to extend it for an additional 12 months. The operation and maintenance contract granted to tgs also includes the corresponding subway and surface facilities, in addition to the associated compressor plants in Tratayén and Salliqueló.

➢On July 9, 2023, the GPNK system was inaugurated and as planned by schedule it was initiated, and is now currently in operation. This natural gas pipeline crosses the provinces of Neuquén, Río Negro, La Pampa and Buenos Aires, reaching an extension of 573 km with an initial transportation capacity of up to 11 MMm3/day.

Analysis of the results

Total revenues amounted to Ps. 56,709 million in 2Q2023, a Ps. 3,751 million decrease compared to Ps. 60,461 million in 2Q2022.

The breakdown of operating costs, administrative and commercialization expenses, excluding depreciation, for 2Q2023 and 2Q2022 is shown in the table below:

Operating costs and administrative and selling expenses increased by Ps. 1,291 million in 2Q2023 from 2Q2022. This variation was due to higher: (i) cost of natural gas consumed for liquids production (higher price due to exchange rate increase, while US dollar price was lower, and volume; partially offset  by IAS 29 restatement effect) by Ps. 939 million, (ii) repair and maintenance PPE operating expenses of Ps. 534 million, (iii) export taxes (due to higher volumes sold) of Ps. 294 million, and (iv) other third-party fees amounting to Ps. 131 million. These effects were partially offset by lower: (i) tax and contributions (without considering export taxes) by Ps. 532 million, (ii) depreciation of Ps. 201 million, and (iii) labor costs of Ps. 181 million.

Transportadora de Gas del Sur S.A. 3

Edificio Madero Office – 355 Cecilia Grierson St. 26th floor

(C1107CPG), Autonomous City of Buenos Aires, Argentina.

https://www.tgs.com.ar/investors/Press-releases

2Q2023 EARNINGS RELEASE

Financial results are presented in gross terms considering the effect of change in the currency purchasing power ("(Loss) / gain on monetary position") in a single separate line. In 2Q2023, the financial results recorded a positive variation of Ps. 6,873 million compared to 2Q2022. This variation was mainly due to the higher positive result generated by financial assets of Ps. 13,464 million. This effect was partially offset by a higher negative exchange difference of Ps. 5,331 million (as a consequence of the higher exchange rate variation during 2Q2023) and the lower gain on monetary position of Ps. 1,505 million.

Analysis of operating profit
by business segment
14,000
12,000
10,000
8,000
6,000
4,000
2,000
-
Million of Argentine Pesos
Natural Gas
Transportation
Liquids
Other Services
2Q2023
2Q2022

Natural Gas Transportation

Operating profit of the Natural Gas Transportation segment was Ps. 67 million in 2Q2023 compared to a profit of Ps. 3,803 million in 2Q2022.

Natural gas transportation revenues accounted for approximately 24% and 29% of total revenues in 2Q2023 and 2Q2022, respectively.

Revenues from this segment are derived mainly from firm natural gas transportation contracts which represent approximately 85% and 84%, respectively, of the total revenues for this segment in 2Q2023 and 2Q2022.

Transportadora de Gas del Sur S.A. 4

Edificio Madero Office – 355 Cecilia Grierson St. 26th floor

(C1107CPG), Autonomous City of Buenos Aires, Argentina.

https://www.tgs.com.ar/investors/Press-releases

2Q2023 EARNINGS RELEASE

This tariff segment, subject to ENARGAS regulation, received its last tariff increase of 95% starting April 29, 2023. Previously, and effective on March 1, 2022, we received a tariff increase of 60%.

The decrease in operating profit was mainly due to lower revenues following the tariffs adjustment, which were not enough to offset the negative variation associated with the inflation restatement effect under IAS 29. This effect was partially offset by lower operating expenses.

Liquids Production and Commercialization

Liquids Production and Commercialization revenues accounted for approximately 59% and 58% of total revenues in 2Q2023 and 2Q2022, respectively. During 2Q2023, production increased by 17,300 tons reaching 283,372 tons.

The operating profit of this business segment for 2Q2023 was Ps. 2,289 million below 2Q2022, reaching Ps. 10,272 million (compared to Ps. 12,560 million recorded in 2Q2022). This decrease was mainly due to lower revenues of Ps. 1,212 million and an increase in the cost of natural gas consumed of Ps. 940 million.

In terms of the Liquids revenues, which amounted to Ps. 33,690 million in 2Q2023 (Ps. 34,902 million in 2Q2022), we can highlight the impact of the IAS 29 restatement, which resulted in a decrease of Ps. 17.757 million, and the decrease in prices of Ps. 4.817 million. These effects were partially offset by the nominal variation of the exchange rate on U.S. dollar-denominated revenues amounting to Ps. 11,763 million, higher volumes shipped totaling Ps. 7,013 million and higher income under the take-or-pay clause of the ethane contract with PBB Polisur S.R.L. for Ps. 1,243 million.

Total volumes dispatched increased 24%, or 55,475 tons, compared to 2Q2022. This increase was mainly due to higher propane and butane exports and ethane tons shipped. These effects were partially offset by lower tons of propane and butane sold in the local market.

Transportadora de Gas del Sur S.A. 5

Edificio Madero Office – 355 Cecilia Grierson St. 26th floor

(C1107CPG), Autonomous City of Buenos Aires, Argentina.

https://www.tgs.com.ar/investors/Press-releases

2Q2023 EARNINGS RELEASE

The breakdown of volumes dispatched by market and product and revenues by market is included below:

Operating Data- Líquids Production and Commercialization

350,000
300,000
250,000
200,000
150,000
100,000
50,000
-
tons - Revenues
Tons - production
2Q2019
2Q2020
2Q2021
2Q2022
2Q2023
Ethane
Propane local market
Butane local market
Propane export
Butane export
Natural gasoline
Production

Other Services and Telecommunications

The Other Services business segment includes mainly services provided by tgs in Vaca Muerta, representing approximately 17% and 13% of our total revenues for 2Q2023 and 2Q2022, respectively.

Transportadora de Gas del Sur S.A. 6

Edificio Madero Office – 355 Cecilia Grierson St. 26th floor

(C1107CPG), Autonomous City of Buenos Aires, Argentina.

https://www.tgs.com.ar/investors/Press-releases

2Q2023 EARNINGS RELEASE

Operating profit increased by Ps. 1,057 million mainly as a result of a Ps. 1,668 million increase in revenues in 2Q2023, which was partially offset by the rise in the operating costs of Ps. 612 million.

The increase in revenues was primarily explained by higher natural gas transportation and conditioning services at Vaca Muerta amounting to Ps. 3,648 million, and the nominal effect of the exchange rate on U.S. dollar-denominated revenues of Ps. 2,092 million. These effects were partially offset by the impact of the IAS 29 restatement of Ps. 3,911 million.

Operating Information - Vaca Muerta System
MMm3/d
20
18
16
14
12
10
8
6
4
2
-
2Q2020
2Q2021
2Q2022
2Q2023
Average daily Deliveries (transportation)
Average natural gas injection (conditioning)
Average firm contracted capacity (transportation)
Average firm conditioning capacity (conditioning)

Financial position analysis

Net debt

As of June 30, 2023, our negative net debt amounted to Ps. 7,673 million compared to the positive net debt of Ps. 18,341 million as of December 31, 2022. Our total net financial debt is denominated foreign currency, different from the Argentine peso, for both periods and is shown in Argentine pesos in the table below.

The table below shows a reconciliation of our net debt:

Transportadora de Gas del Sur S.A. 7

Edificio Madero Office – 355 Cecilia Grierson St. 26th floor

(C1107CPG), Autonomous City of Buenos Aires, Argentina.

https://www.tgs.com.ar/investors/Press-releases

2Q2023 EARNINGS RELEASE

Liquidity and capital resources

The net variation in cash and cash equivalents for 2Q2023 and 2Q2022 was as follows:

As of June 30, 2023 and December 31, 2022, fund allocations were as follows:

Below is a reconciliation of the free cash flows for the 2Q2023 and 2Q2022:

2Q2023 vs. 2Q2022

During 2Q2023, cash flow provided by operating activities amounted to Ps. 19,070 million, while in 2Q2022 cash flow used in operating activities it amounted to Ps. 5,669 million. This was mainly due to lower income tax payments (the balance of which was cancelled through the use of tax credits).

Cash flow used in investing activities amounted to Ps. 27,080 million in 2Q2023, compared to Ps. 2,948 in 2Q2022. This increase was mainly due to higher payments for the acquisition of PPE as part of the investments in Vaca Muerta and higher payments for the acquisition of non-cash investments.

Transportadora de Gas del Sur S.A. 8

Edificio Madero Office – 355 Cecilia Grierson St. 26th floor

(C1107CPG), Autonomous City of Buenos Aires, Argentina.

https://www.tgs.com.ar/investors/Press-releases

2Q2023 EARNINGS RELEASE

Finally, cash flow used in financing activities increased by Ps. 290 million, due to the cancellation of loans, and was partially offset by the proceeds of loans.

2Q2023 earnings videoconference

We invite you to participate in the videoconference to discuss this 2Q2023 announcement on Tuesday August 8, 2023 at 10:00 a.m. Eastern Time / 11:00 a.m. Buenos Aires time.

For those interested in participating in our earnings videoconference, there will be a live webcast that you can access at:

https://us02web.zoom.us/webinar/register/WN_BEtFHobDRQS7jDrLKMMg_Q

Forward-Looking Statements

This press release contains forward-looking statements. These forward-looking statements include, but are not limited to, all statements other than statements of historical facts contained in this press release, including, without limitation, those regarding our future financial position and results of operations, our strategy, plans, objectives, goals and targets, future developments in the markets in which we operate or are seeking to operate or anticipated regulatory changes in the markets in which we operate or intend to operate. In some cases, you can identify forward-looking statements by terminology such as "anticipate," "believe," "continue," "could," "estimate," "expect," "guidance," "may,", "should" or "will" or the negative of such terms or other similar expressions or terminology.

By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Forward-looking statements speak only as of the date of this press release and are not guarantees of future performance and are based on numerous assumptions. Our actual results of operations, financial condition and the development of events may differ materially from (and be more negative than) those made in, or suggested by, the forward-looking statements. Except as required by law, we do not undertake any obligation to update any forward-looking statements to reflect events or circumstances after the date hereof or to reflect anticipated or unanticipated events or circumstances.

Investors should read the section entitled " Item 3. Key Information—D. Risk Factors " and the description of our segments and business sectors in the section entitled "Item 4.B. Information on the Company—Business Overview", each in our Annual Report on Form 20-F for the year ended December 31, 2022, filed with the Securities and Exchange Commission (“SEC”), for a more complete discussion of the risks and factors that could affect us.

Forward-looking statements include, but are not limited to, statements relating to: operating profits, new investments and projects, including their expected development, completion, commercial operations date, expected financial and operating performance (including enterprise value to EBITDA multiples), expected output capacity, anticipated synergies and market dynamics relating to such investments and projects; the Inflation Reduction Act in the U.S (“IRA”) and benefits thereunder; our anticipated limited exposure to current market risks, including our position with respect current market risks and the potential impact from foreign exchange rates and interest rates on CAFD; the impact from potential caps on market prices in the net value of our assets; taxes on energy companies in Spain; equity investments; estimates and targets; escalation factors in relation to inflation; net corporate leverage based on CAFD estimates; financial flexibility; the use of non-IFRS measures as a useful predicting tool for investors; and various other factors, including those factors discussed under “Item 3. Key Information—D. Risk Factors” and “Item 5.A—Operating Results”in our Annual Report on Form 20-F for the year ended December 31, 2022 filed with the SEC.

Non-IFRS Financial Measures

This press release also includes certain non-IFRS financial measures. Non-IFRS financial measures are not measurements of our performance or liquidity under IFRS as issued by IASB and should not be considered alternatives to operating profit or profit for the period or net cash provided by operating activities or any other performance measures derived in accordance with IFRS as issued by the IASB or any other generally accepted accounting principles or as alternatives to cash flow from operating, investing or financing activities.

We present non-IFRS financial measures because we believe that they and other similar measures are widely used by certain investors, securities analysts and other interested parties as supplemental measures of performance and liquidity. The non-IFRS financial measures may not be comparable to other similarly titled measures employed by other companies and may have limitations as analytical tools. These measures may not be fit for isolated consideration or as a substitute for analysis of our operating results as reported under IFRS as issued by the IASB. Non-IFRS financial measures and

Transportadora de Gas del Sur S.A. 9

Edificio Madero Office – 355 Cecilia Grierson St. 26th floor

(C1107CPG), Autonomous City of Buenos Aires, Argentina.

https://www.tgs.com.ar/investors/Press-releases

2Q2023 EARNINGS RELEASE

ratios are not measurements of our performance or liquidity under IFRS as issued by the IASB. Thus, they should not be considered as alternatives to operating profit, profit for the period, any other performance measures derived in accordance with IFRS as issued by the IASB, any other generally accepted accounting principles or as alternatives to cash flow from operating, investing or financing activities.

Rounding: Certain figures included in this press release have been rounded for ease of presentation. Percentage figures included in this press release have not, in all cases, been calculated on the basis of such rounded figures but on the basis of such amounts prior to rounding. For this reason, percentage amounts in this press release may vary from those obtained by performing the same calculations using the figures in our Financial Statements. Certain numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them due to rounding.

Transportadora de Gas del Sur S.A. 10

Edificio Madero Office – 355 Cecilia Grierson St. 26th floor

(C1107CPG), Autonomous City of Buenos Aires, Argentina.

https://www.tgs.com.ar/investors/Press-releases

2Q2023 EARNINGS RELEASE

Transportadora de Gas del Sur S.A. 11

Edificio Madero Office – 355 Cecilia Grierson St. 26th floor

(C1107CPG), Autonomous City of Buenos Aires, Argentina.

https://www.tgs.com.ar/investors/Press-releases

2Q2023 EARNINGS RELEASE

Business Segment information

	Natural Gas Transportation	Liquids	Other Services	Telecommunications	Total
	(In million of Argentine Pesos)				
6M2023					
Revenues	25,124	71,837	16,599	629	114,189
Depreciation	(10,051)	(1,098)	(2,960)	-	(14,109)
Operating (loss) / profit	(854)	25,298	8,106	12	32,562
6M2022					
Revenues	33,359	85,412	13,363	640	132,774
Depreciation	(10,948)	(919)	(2,896)	-	(14,763)
Operating profit	7,708	37,011	6,306	69	51,094

	Natural Gas Transportation	Liquids	Other Services	Telecommunications	Total
	(In million of Argentine Pesos)				
2Q2023					
Revenues	13,541	33,690	9,164	315	56,709
Depreciation	(5,034)	(542)	(1,481)	-	(7,056)
Operating profit	67	10,272	4,755	26	15,119
2Q2022					
Revenues	17,748	34,902	7,486	325	60,461
Depreciation	(5,344)	(451)	(1,460)	-	(7,257)
Operating profit	3,803	12,560	3,724	-	20,087

	Natural Gas Transportation	Liquids	Other Services	Telecommunications	Total
	(In million of Argentine Pesos without inflation adjustment - Non Audited)				
6M2023					
Revenues	21,190	60,416	14,387	502	96,495
Depreciation	(1,159)	(173)	(349)	-	(1,681)
Operating profit / (loss)	7,120	22,060	9,375	(5)	38,550
6M2022					
Revenues	13,468	34,194	5,532	249	53,443
Depreciation	(743)	(76)	(305)	-	(1,124)
Operating profit	7,187	14,990	3,659	17	25,853

	Natural Gas Transportation	Liquids	Other Services	Telecommunications	Total
	(In million of Argentine Pesos without inflation adjustment - Non Audited)				
2Q2023					
Revenues	12,709	31,711	8,761	276	53,457
Depreciation	(629)	(88)	(176)	-	(893)
Operating profit	4,429	10,278	5,693	9	20,409
2Q2022					
Revenues	7,721	15,166	3,324	133	26,344
Depreciation	(388)	(39)	(157)	-	(584)
Operating profit / (loss)	3,974	5,517	2,196	(2)	11,685

Transportadora de Gas del Sur S.A. 12

Edificio Madero Office – 355 Cecilia Grierson St. 26th floor

(C1107CPG), Autonomous City of Buenos Aires, Argentina.

https://www.tgs.com.ar/investors/Press-releases

2Q2023 EARNINGS RELEASE

Transportadora de Gas del Sur S.A. 13

Edificio Madero Office – 355 Cecilia Grierson St. 26th floor

(C1107CPG), Autonomous City of Buenos Aires, Argentina.

https://www.tgs.com.ar/investors/Press-releases

2Q2023 EARNINGS RELEASE

Consolidated Statement of Cash Flows for the six-month periods ended June 30, 2023 and 2022

(In million of Argentine Pesos)

	2023	2022
Cash flows provided by operating activities		
Total comprehensive income for the period	**19,110**	**32,170**
Reconciliation of net income to cash flows provided by operating activities:		
Depreciation of PPE	14,109	14,763
Derivative financial instruments results	-	4
Disposal of PPE	438	25
Increase in allowances and provisions	347	499
Share of gain from associates	(10)	(120)
Interest expense accrual	4,794	5,200
Interest income on other financial assets other than cash and cash equivalents	(27,390)	51
Income tax	14,945	15,971
Foreign exchange loss	24,306	10,330
Acquisition of Notes result	-	1,552
Gain on monetary position	(661)	(9,175)
Changes in assets and liabilities:		
Trade receivables	(7,834)	(7,172)
Other receivables	(760)	(3,126)
Inventories	(535)	(2,831)
Trade payables	6,867	1,084
Payroll and social security taxes payable	551	102
Taxes payable	552	421
Allowances	(2)	(2)
Contract assets	(1)	-
Other payables	98	(17)
Income tax paid	(2,224)	(25,090)
Contract liabilities	7,663	636
Derivative financial instruments payments	-	(130)
Cash flows provided by operating activities	**50,374**	**30,735**
Cash flows used in investing activities		
Additions to property, plant and equipment	(30,393)	(15,613)
Financial assets not considered cash equivalents	(13,422)	(18,135)
Cash flows used in investing activities	**(43,815)**	**(33,748)**
Cash flows provided by financing activities		
Proceeds from loans	257	6,608
Right-of-use payments	(26)	-
Payment of loans	(439)	-
Cost of adquisition of notes	-	(3,696)
Cash flows (used in) / provided by financing activities	**(208)**	**2,913**
Net variation in cash and cash equivalents	**6,351**	**(100)**
Cash and cash equivalents at the beginning of the year	4,504	12,999
Monetary result effect on cash and cash equivalents	(2,539)	(4,054)
Foreign exchange gain on cash and cash equivalents	246	271
Cash and cash equivalents at the end of the period	**8,562**	**9,115**

Transportadora de Gas del Sur S.A. 14

Edificio Madero Office – 355 Cecilia Grierson St. 26th floor

(C1107CPG), Autonomous City of Buenos Aires, Argentina.

https://www.tgs.com.ar/investors/Press-releases

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Transportadora de Gas del Sur S.A.

By:	/s/Alejandro M. Basso
Name:	Alejandro M. Basso
Title:	Chief Financial Officer and Services Vice President

By:	/s/Hernán D. Flores Gómez
Name:	Hernán Diego Flores Gómez
Title:	Legal Affairs Vice President

Date: August 7, 2023.